SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __)

HAGUE CORP.

(Name of Issuer)

Common Stock, par value $.001 per share

 (Title of Class of Securities)

 (CUSIP Number)

Galileo Partners, LLC
10550 Fontenelle Way
Los Angeles, CA 9077
(310) 474-7800

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

(Continued on following pages)

(Page 1 of 7 Pages)

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Galileo Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

		7	SOLE VOTING POWER
NUMBER
	OF		3,000,000 (A)
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
	OWNED		0
	BY	9	SOLE DISPOSITIVE POWER
EACH
	REPORTING		3,000,000 (A)
	PERSON	10	SHARED DISPOSITIVE POWER
WITH
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000 (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%

14	TYPE OF REPORTING PERSON

OO (Limited Liability Company)

(A) See Item 5.

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Blue Gold Enterprises, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

		7	SOLE VOTING POWER
NUMBER
	OF		2,000,000 (A)
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
	OWNED		0
	BY	9	SOLE DISPOSITIVE POWER
EACH
	REPORTING		2,000,000 (A)
	PERSON	10	SHARED DISPOSITIVE POWER
WITH
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000 (A)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%

14	TYPE OF REPORTING PERSON

OO (Limited Liability Company)

(A) See Item 5.

Item 1.	Security And Issuer.

This statement on Schedule 13D relates to the shares of Common Stock, par value $.001 per share (the “the “Shares”), Hague Corp., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1864 Portage Avenue, Winnipeg, Manitoba, R3J 0H2.

Item 2.	Identity And Background.

This statement is being filed jointly by Galileo Partners, LLC (“Galileo”) and Blue Gold Enterprises, LLC (“BGE”) (collectively, the “Reporting Person”) whose principal business is investments and the principal business address is 10550 Fontenelle Way, Los Angeles, CA, 90077. Galileo is a California a limited liability company and BGE is a Nevada limited liability company. During the past five years the Reporting Person has not been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

Item 3.	Source And Amount Of Funds Or Other Consideration.

The total amount of funds used to purchase the Shares was $5,000 and was furnished from the working capital of Galileo and BGE ($3,000 and $2,000, respectively)

Item 4.	Purpose Of The Transaction.

The Reporting Person purchased the Shares on November 4, 2008 from a group of existing shareholders in a private transaction.

Item 5.	Interest In Securities Of The Issuer.

Galileo is the owners of an aggregate of 3,000,000 Shares, representing approximately 4.6% of the outstanding shares and BGE is the owners of an aggregate of 2,000,000 Shares, representing approximately 3.0%of the outstanding shares (based upon 64,600,000 shares outstanding as of September 11, 2008, as reported on the latest 10-K filed by the Issuer ). Galileo and BGE may be deemed to be acting as a group in relation to their respective holdings in the Issuer and collectively own an aggregate of 5,000,000 Shares, representing approximately 7.6% of the outstanding shares.

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

Not applicable

Item 7.	Material To Be Filed As Exhibits.

Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED: November 7, 2008	Galileo Partners, LLC

By: /s/ Steve Antebi
Steve Antebi, Managing Member

Blue Gold Enterprises, LLC

By: /s/ Steve Antebi
Steve Antebi, Managing Member

JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock and Series B Preferred stock, each with a par value $0.001 per share, of Hague Corp., a Nevada corporation, and that this Agreement may be included as an exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 7th day of November, 2008.

Galileo Partners, LLC

By:          /s/ Steve Antebi
Steve Antebi, Managing Member

Blue Gold Enterprises, LLC
By:          /s/ Steve Antebi
Steve Antebi, Managing Member